Mail Stop 3-8


								May 18, 2005


By Facsimile and U.S. Mail

Mr. James L. Schaeffer
Chief Executive Officer
Polymer Group, Inc.
4055 Faber Place, Suite 201
North Charleston, SC 29405

	RE:	Form 10-K for the fiscal year ended January 1, 2005
		File No. 1-14330
Filed March 29, 2005

Form 10-Q for the quarterly period ended April 2, 2005

Dear Mr. Schaeffer:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.


FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 1, 2005

Item 6. Selected Financial Data, page 17

2. Your disclosure of income (loss) after income tax but before Chapter 11 reorganization items, extraordinary item and cumulative effect of change in accounting principle and the related per share amounts represent the presentation of non-GAAP measures. To the extent you continue to present such measures in future filings, show us exactly how you plan to revise your disclosures to comply with the requirements of Item 10(e) of Regulation S-K with respect to these non-GAAP measures. Please ensure the revised disclosures are clear in terms of why these measures are used by management and in what way they provide meaningful information to investors.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 19

3. Please revise the discussion and analysis of your results of operations to include a discussion of the impact on your results of operations of material revisions to your allowance for doubtful accounts receivable. In this regard, we note based on your Schedule
II disclosures, that the downward revision to your allowance for doubtful accounts in fiscal 2004 was material to pretax income.

Liquidity and Capital Resources, page 27

4. Your presentation on page 27 of working capital excluding the current portion of long-term debt represents a non-GAAP measure subject to the disclosure and reconciliation requirements as well as prohibitions in Item 10(e) of Regulation S-K. Thus, in light of the prohibition in Item 10(e)(1)(ii)(A) of Regulation S-K regarding adjusting non-GAAP liquidity measures for liabilities that required or will require cash settlement, please tell us why you believe you should nonetheless be permitted to include this measure in your filing. Nothwithstanding the preceding, to the extent you continue to present this measure in future filings, please disclose how you use the measure and why the measure provides useful information to investors. Show us supplementally what the revised disclosures will look like.

Contractual Obligations, page 28

5. Please revise your table of contractual obligations and/or the related notes thereto to discuss the excess cash flows provision of your new Bank Facility. In this regard, we note that you made material excess cash flow related payments in fiscal 2004.


Critical Accounting Policies and Other Matters, page 31

6. Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Also discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.
For example, and in view of the significant asset impairment charges you recorded in the fiscal years presented, discuss how sensitive the amounts of the impairment losses would be to changes in your assumptions and judgments. Also indicate the likelihood of additional impairments in the future.

Financial Statements

Consolidated Statements of Operations, page 39

7. Please remove the subtotal for other expense (income) items as such subtotal is not prescribed by Rule 5-03 of Regulation S-X.

Note 1. Principles of Consolidation, page 42

8. Please disclose the name of each equity method investee and your percentage ownership. For those investments in common stock for which a quoted market price is available, the aggregate value of each identified investment based on quoted market price usually should be disclosed. See paragraph 20 of APB 18. Additionally, if material, please disclose the amount of your investment in equity method investees and the related equity method investment income for each period presented. Also disclose the line items on the balance sheet and statements of operations where these amounts are included. As noted in paragraph 11 of APB 18, these amounts are usually presented as single amounts on the balance sheet and statements of operations.
Show us supplementally what the revised disclosures would look like for the historical periods presented.

Note 2. Accounting Policies and Financial Statement Information,
page
42

9. You state that you establish general inventory reserves based on percentage write-downs applied to inventories of a certain age. Please confirm to us that these general reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

10. We note you include shipping and handling costs in selling, general and administrative expenses as opposed to cost of goods sold.
Please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include shipping and handling costs in cost of goods sold and others like you exclude these costs from gross margin, including them instead in selling, general and administrative expenses.

Note 4. Fresh Start Accounting, page 56

11. Please disclose the methodologies and related assumptions you used to determine reorganization value, including discount rates, tax rates, the number of years for which cash flows are projected, and the method of determining terminal value. Please show us supplementally what your revised disclosure will look like. See paragraph 39 of SOP 90-7.

Note 5. Business Restructuring and Asset Impairment, page 57

12. Please revise your future filings to provide all of the disclosures required by paragraphs 26 and 47 of SFAS 144, as applicable, for each of your material asset impairment charges. The revised disclosure should include a reasonably detailed discussion of the facts and circumstances that gave rise to the charges as well as any impairment indicators that exist at the time of recording the charges. Please also discuss within MD&A, if material, the reasonably likely effects on future earnings and cash flows resulting from the charges, such as reduced depreciation expense.

Note 11. Debt, page 61

13. We note that in fiscal 2004, you exchanged $52.7 thousand of your
Series A convertible pay-in-kind preferred shares for $52.7 million of your outstanding Junior Notes. Citing relevant accounting guidance, please tell us in detail how you accounted for this transaction, including whether you recognized a gain or loss on the exchange and why or why not and how that gain or loss was calculated.
Please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable. Also ensure your response addresses how you considered the conversion feature of the preferred shares that were exchanged, as it appears the conversion option may have been in-the-money on the date of the exchange transaction. Your disclosures in future filings should be revised to include a summary of the requested information.

Note 17. Shareholders` Equity, page 76

14. Please clarify your disclosure regarding the nature of the dividend preference of your Class C common stock.




Note 18. Segment Information, page 76

15. Please refer to paragraph 32 of SFAS 131 and revise to provide a reconciliation from total segment depreciation and amortization to consolidated depreciation and amortization.

Note 19. Foreign Currency and Other, page 79

16. Please tell us your basis for classifying foreign currency losses as a non-operating item on your statements of operations.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.





   If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions regarding disclosure issues may be directed to me at (202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


Mr. James L. Schaeffer
Chief Executive Officer
Polymer Group, Inc.
May 18, 2005
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